SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

CVRx, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

126638105

(CUSIP number)

Edwin de Graaf

Cooperatieve Gilde Healthcare IV U.A.

Stadsplateau 36

3521 AZ Utrecht

The Netherlands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 126638105	13D	Page 1 of 9 Pages

1	NAMES OF REPORTING PERSON Cooperatieve Gilde Healthcare IV U.A. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,368,206 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,368,206 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,368,206 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

Includes options exercisable within 60 days of January 17, 2024. All shares are held of record by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Gilde Healthcare IV Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management B.V. is fully owned by Gilde Healthcare Holding B.V. The managing partners of Gilde Healthcare Holding B.V. are Manapouri B.V. (of which Edwin de Graaf is the owner and managing director) and Martemanshurk B.V. (of which Pieter van der Meer is the owner and managing director).

(2)

Based on 20,815,635 shares of common stock outstanding of CVRx, Inc. (the “Issuer”), as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on October 31, 2023.

CUSIP NO. 126638105	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSON Gilde Healthcare IV Management B.V. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,368,206 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,368,206 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,368,206 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

Includes options exercisable within 60 days of January 17, 2024. All shares are held of record by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Gilde Healthcare IV Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management B.V. is fully owned by Gilde Healthcare Holding B.V. The managing partners of Gilde Healthcare Holding B.V. are Manapouri B.V. (of which Edwin de Graaf is the owner and managing director) and Martemanshurk B.V. (of which Pieter van der Meer is the owner and managing director).

(2)

Based on 20,815,635 shares of common stock outstanding of CVRx, Inc. (the “Issuer”), as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on October 31, 2023.

CUSIP NO. 126638105	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSON Gilde Healthcare Holding B.V. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,368,206 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,368,206 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,368,206 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

Includes options exercisable within 60 days of January 17, 2024. All shares are held of record by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Gilde Healthcare IV Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management B.V. is fully owned by Gilde Healthcare Holding B.V. The managing partners of Gilde Healthcare Holding B.V. are Manapouri B.V. (of which Edwin de Graaf is the owner and managing director) and Martemanshurk B.V. (of which Pieter van der Meer is the owner and managing director).

(2)

Based on 20,815,635 shares of common stock outstanding of CVRx, Inc. (the “Issuer”), as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on October 31, 2023.

CUSIP NO. 126638105	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSON Manapouri B.V. (100% owned by Edwin de Graaf)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,368,206 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,368,206 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,368,206 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

Includes options exercisable within 60 days of January 17, 2024. All shares are held of record by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Gilde Healthcare IV Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management B.V. is fully owned by Gilde Healthcare Holding B.V. The managing partners of Gilde Healthcare Holding B.V. are Manapouri B.V. (of which Edwin de Graaf is the owner and managing director) and Martemanshurk B.V. (of which Pieter van der Meer is the owner and managing director).

(2)

Based on 20,815,635 shares of common stock outstanding of CVRx, Inc. (the “Issuer”), as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on October 31, 2023.

CUSIP NO. 126638105	13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSON Martemanshurk B.V. (100% owned by Pieter van der Meer)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,368,206 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,368,206 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,368,206 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

Includes options exercisable within 60 days of January 17, 2024. All shares are held of record by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Gilde Healthcare IV Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management B.V. is fully owned by Gilde Healthcare Holding B.V. The managing partners of Gilde Healthcare Holding B.V. are Manapouri B.V. (of which Edwin de Graaf is the owner and managing director) and Martemanshurk B.V. (of which Pieter van der Meer is the owner and managing director).

(2)

Based on 20,815,635 shares of common stock outstanding of CVRx, Inc. (the “Issuer”), as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on October 31, 2023.

CUSIP NO. 126638105	13D	Page 6 of 9 Pages

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and supplements the Schedule 13D filed on July 12, 2021, as amended by Amendment No. 1 to Schedule 13D filed on December 29, 2023 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (“Common Stock”), of CVRx, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 2 reflects, among other things, the sales of shares of Common Stock by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

There are no changes to the Item 1 information previously filed.

Item 2. Identity and Background.

There are no changes to the Item 2 information previously filed.

Item 3. Source and Amount of Funds or Other Consideration.

There are no changes to the Item 3 information previously filed.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

Between December 29, 2023 and January 18, 2024, Gilde Healthcare sold an aggregate of 230,557 shares of Common Stock of the Company in open market transactions.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety below:

(a) According to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on October 31, 2023, there were 20,815,635 shares of Common Stock outstanding as of October 24, 2023.

Gilde Healthcare is the record holder of an aggregate of 1,365,743 shares of Common Stock and 2,463 options to purchase Common Stock exercisable within 60 days of January 17, 2024, which together represents beneficial ownership of approximately 6.6% of the outstanding shares of Common Stock.

GHCIVM, as the manager of Gilde Healthcare, has the power to vote and dispose of securities held by Gilde Healthcare and may be deemed to beneficially own the securities held of record by Gilde Healthcare.

As a result, each of the Reporting Persons may beneficially own an aggregate of 1,368,206 shares of Common Stock, or approximately 6.6% of the outstanding Common Stock.

(b) Each Reporting Person has shared power to vote and dispose of 1,368,206 shares of Common Stock.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Only Gilde Healthcare has the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by Gilde Healthcare.

(e) Not applicable.

CUSIP NO. 126638105	13D	Page 7 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Except as referenced herein, there are no changes to the Item 6 information previously filed.

Item 7. Materials to be Filed as Exhibits.

There are no changes to the Item 7 information previously filed.

CUSIP NO. 126638105	13D	Page 8 of 9 Pages

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: January 19, 2024	COOPERATIEVE GILDE HEALTHCARE IV U.A.

By: GILDE HEALTHCARE IV MANAGEMENT BV
Its: Manager

	By:	/s/ Edwin de Graaf
	Name:	Edwin de Graaf
	Title:	Managing Director

GILDE HEALTHCARE IV MANAGEMENT BV

	By:	/s/ Edwin de Graaf
	Name:	Edwin de Graaf
	Title:	Managing Director

GILDE HEALTHCARE HOLDING BV

	By:	/s/ Edwin de Graaf
	Name:	Edwin de Graaf
	Title:	Managing Director

MANAPOURI B.V.

	By:	/s/ Edwin de Graaf
	Name:	Edwin de Graaf
	Title:	Managing Partner

MARTEMANSHURK B.V.

	By:	/s/ Pieter van der Meer
	Name:	Pieter van der Meer
	Title:	Managing Partner

Annex A

60 Day Trading History

The following transactions were effected by Cooperatieve Gilde Healthcare IV U.A. in Common Stock during the past 60 days:

Trade Date	Amount Sold	Weighted Average Price Per Share
12/21/2023	18,386	$25.213
12/22/2023	7,423	$25.171
12/26/2023	124,191	$29.362
12/27/2023	35,000	$30.594
12/28/2023	47,722	$32.221
12/29/2023	17,278	$31.734
01/02/2024	33,154	$30.723
01/03/2024	2,114	$30.052
01/04/2024	19,394	$29.740
01/05/2024	12,876	$29.359
01/08/2024	19,322	$28.411
01/09/2024	25,269	$28.340
01/10/2024	37,871	$28.208
01/11/2024	10,000	$28.133
01/12/2024	4,746	$28.130
01/16/2024	4,944	$28.025
01/17/2024	30,310	$27.561
01/18/2024	13,279	$27.401